Exhibit 99.2

EVOTEC US RSU PLAN TERMS 2023

EVOTEC SE

U.S. RESTRICTED SHARE UNIT PLAN

1. Introduction and Purpose. This U.S. Restricted Share Unit Plan (this “Plan”) was adopted by the Management Board by resolution dated 14 February 2023. Terms capitalized but not defined shall have the definitions set forth in Section 2.

The purpose of this Plan is to set forth principles and rules, which govern the grant of Stock-based Awards to eligible employees of the Company and its Subsidiaries and Joint Ventures, in order to foster a strong performance culture, to reward the best performers, and to align management and shareholders’ interests in achieving the Company’s financial and other objectives. Evotec believes that this Plan will also assist in attracting and retaining individuals of outstanding training, experience and ability, and will also ultimately promote the long-term success of the Company.

2. Definitions. Unless the context clearly indicates otherwise, the following terms shall have the following meanings:

(a) “ADS” means an American depositary share representing Stock.

(b) “Award” means the grant of a right or potential right, as applicable, to a Participant to receive Restricted Share Units under this Plan. An Award shall be earned and vested only to the extent its terms and conditions are satisfied.

(c) “Award Agreement” means the written or electronic agreement between Evotec and the Participant that sets forth the applicable terms, conditions, and limitations with respect to a particular Award, together with any amendments thereto. Each Award Agreement shall be in such form and shall contain such terms and conditions as determined by the Management Board in its sole discretion.

(d) “Cause” shall mean, unless otherwise defined in the applicable Award Agreement or an employment agreement between the Participant and the Company (or any Subsidiary or Joint Venture, as applicable): (i) a Participant engaging (or about to engage) in willful misconduct that is injurious to the Company or its Subsidiaries or Joint Ventures, (ii) a Participant embezzling or misappropriating funds or property of the Company or its Subsidiaries or Joint Ventures, or a Participant’s conviction of a felony or the Participant’s entry of a plea of guilty or nolo contendere to a felony, (iii) a Participant’s willful failure or refusal to substantially perform his or her duties or responsibilities that continues after being brought to the attention of the Participant, or (iv) a Participant’s violation of any restrictive covenants entered into between the Participant and the Company (or any Subsidiary or Joint Venture, as applicable) or the Company’s (or any Subsidiary’s or Joint Venture’s) code of conduct or written policies or any crime involving a material element of fraud or dishonesty. Any determination of Cause shall be made by the Management Board in its sole discretion. Any such determination shall be final and binding on a Participant.

(e) “Change of Control” means an event described in Section 8 hereof.

1

EVOTEC US RSU PLAN TERMS 2023

(f) “Code” means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference in this Plan to a specific section of the Code shall include such section, any valid regulation and other applicable authorities promulgated thereunder, and any comparable provision of any future legislation amending, supplementing, or superseding such section of the Code.

(g) “Company” means Evotec (US), Inc., a wholly-owned subsidiary of Evotec, or any successor thereto.

(h) “Evotec” means Evotec SE, incorporated in and under the laws of Germany, or any successor thereto.

(i) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time. Any reference in this Plan to a specific section of the Exchange Act shall include such section, any valid regulation and other applicable authorities promulgated thereunder, and any comparable provision of any future legislation amending, supplementing, or superseding such section of the Exchange Act.

(j) “Federal Arbitration Act” means the United State Federal Arbitration Act, as amended from time to time.

(k) “Joint Venture” means a joint venture, corporation or partnership, or comparable entity, in which the Company or a Subsidiary has a material equity interest.

(l) “Management Board” means the Management Board of Evotec.

(m) “NASDAQ” means the NASDAQ Stock Market LLC, or any successor thereto.

(n) “Participant” means (i) an employee of the Company, its Subsidiaries or Joint Ventures or (ii) an individual providing services to the Company or its Subsidiaries or Joint Ventures, who, in each case (A) has been selected by the Management Board to receive an Award under this Plan and (B) to the extent required by the Management Board, has executed an Award Agreement.

(o) “Person” means any individual, entity or group, including any “person” within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act.

(p) “Plan” means this Evotec U.S. Restricted Share Unit Plan, as may be amended from time to time, including any and all component plans and programs established hereunder pursuant to which Awards are granted.

(q) “Restricted Share Unit” means an Award, designated as a unit, providing a Participant with the right to receive a designated number of shares of Stock or ADSs or cash in an amount determined as a function of a designated number of shares of Stock at a date on or after, and subject to, the satisfaction of vesting conditions and such other terms and conditions, as specified by the Management Board in the Award Agreement in accordance with Section 7 hereof; provided that with respect to any Award that represents the right to receive ADSs, references to Stock and shares herein shall instead be deemed to refer to ADSs, as applicable.

(r) “Resulting Entity” has the meaning set forth in Section 8(d)(II) hereof.

2

EVOTEC US RSU PLAN TERMS 2023

(s) “Section 409A” means Section 409A of the Code and the United States Department of Treasury regulations and other interpretive guidance issued thereunder.

(t) “Securities Act of 1933” means the United States Securities Act of 1933, as amended from time to time.

(u) “Stock” means ordinary shares, no par value per share of Evotec.

(v) “Subsidiary” or “Subsidiaries” means any corporation or entity of which the Company owns directly or indirectly, at least 50% of the total voting power or in which it has at least a 50% economic interest, and which is authorized by the Management Board to participate in this Plan.

(w) “Termination Event” has the meaning set forth in Section 8 hereof.

(x) “Voting Stock” has the meaning set forth in Section 8(d)(I) hereof.

3. Administration. This Plan will be administered by the Management Board. The Management Board shall have the discretionary authority to select those individuals who are eligible to participate in this Plan, to determine the number, type, and amount of Awards to be granted to Participants, to construe and interpret this Plan and any Awards granted thereunder, to establish and amend rules for this Plan’s administration, to change the terms and conditions of Awards at or after grant (subject to the provisions of Section 14 hereof), to correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award granted under this Plan, and to make all other determinations which it deems necessary or advisable for the administration of this Plan.

The Management Board may also authorize one or more employees of the Company to select individuals to participate in this Plan and to determine the number and amount of Awards to be granted to such Participants. Any reference in this Plan to the Management Board shall include such authorized officer or officers.

The determinations of the Management Board shall be made in accordance with its judgment as to the best interests of the Company and Evotec and its shareholders and in accordance with the purposes of this Plan. Any determination of the Management Board under this Plan may be made without notice or meeting, but must be in a writing signed by all the Management Board members, and shall be final and binding on all interested Persons to the maximum extent permitted under applicable law.

4. Participants. The Management Board shall consider all factors that it deems relevant in selecting Participants and in determining the type and amount of their respective Awards. Designation of a Participant in any year shall not require the Management Board to designate that individual to receive an Award in any other year, or to receive the same type or amount of Award as granted to the Participant in any other year, or as granted to any other Participant, in any year.

5. Shares Available under this Plan. The maximum aggregate number of shares of Stock available for grant pursuant to Awards under this Plan is up to 2,500,000. The following shares of Stock related to Awards under this Plan may again be available for issuance under this Plan: (a) any shares of Stock covered by an Award which are settled in cash and (b) any shares of Stock related to Awards that expire, lapse, are forfeited or cancelled or terminate for any other reason without issuance of shares of Stock. Any shares of Stock retained by Evotec to comply with applicable income tax or social tax withholding requirements shall be deemed delivered for purposes of this Plan and will not be deemed to be Stock available for Awards under this Plan.

3

EVOTEC US RSU PLAN TERMS 2023

All Stock issued under this Plan may be either authorized and unissued Stock (from a capital increase against contribution in kind) or issued Stock reacquired by Evotec (including treasury shares). If the Restricted Share Units are to be settled with newly issued Stock from a capital increase against contribution in kind, Participants may be required to participate in the capital increase in accordance with German law which may, inter alia, entail entering into a contribution agreement with Evotec and signing a subscription certificate.

The Stock reserved for issuance and the other limitations set forth above shall be subject to adjustment in accordance with Section 9(a) hereof.

6. Types of Awards, Payments, and Limitations. Awards shall consist of Restricted Share Units as described in Section 7. Payment of Awards may be in the form of cash, Stock, or combinations thereof as the Management Board shall determine, and with the expectation that any Award of Stock shall be styled to preserve such restrictions as it may impose. The Management Board may require the execution of any such agreement by a Participant. Acceptance of the Award by the applicable Participant shall constitute agreement by the Participant to the terms and conditions of the Award.

The Management Board may (but need not) provide that any Awards earn dividends or dividend equivalents and interest on such dividends or dividend equivalents. Such dividends or dividend equivalents may be paid currently or may be credited to a Participant’s Plan account and are subject to the same terms and conditions as the underlying Award. Any crediting of dividends or dividend equivalents may be subject to such terms and conditions as the Management Board may establish, including reinvestment in additional Stock or Stock equivalents.

Awards shall be evidenced by an Award Agreement that sets forth the terms, conditions and limitations of such Award. Such terms may include, but are not limited to, the term of the Award, the provisions applicable in the event the Participant’s employment terminates, and the Evotec’s authority (subject to the provisions of Section 14 hereof) to unilaterally or bilaterally amend, modify, suspend, cancel or rescind any Award, including, without limitation, the ability to amend such Awards to comply with changes in applicable law. An Award may also be subject to other provisions (whether or not applicable to similar Awards granted to other Participants) as the Management Board determines appropriate, including provisions intended to comply with applicable securities laws, stock exchange and other regulatory requirements, understandings or conditions as to the Participant’s employment, requirements or inducements for continued ownership of Stock after vesting of Awards, or forfeiture of Awards in the event of termination of employment shortly after vesting, or breach of confidentiality or other covenants following termination of employment.

7. Restricted Share Units. Restricted Share Units may be awarded to Participants under such terms and conditions as shall be established by the Management Board. Restricted Share Units shall be subject to vesting conditions and such other terms and conditions as the Management Board determines, including, without limitation, any of the following:

4

EVOTEC US RSU PLAN TERMS 2023

(a) a prohibition against sale, assignment, transfer, pledge, hypothecation or other encumbrance for a specified period; and

(b) a requirement that the holder forfeit the Restricted Share Units in the event of termination of employment during the period of restriction.

All restrictions shall expire and the Award shall vest at such times as the Management Board shall specify in the Award Agreement.

8. Change of Control.

(a) Unless otherwise provided in the Award Agreement, or otherwise determined by the Management Board, unless Awards are not assumed, converted or replaced in connection with a transaction that constitutes a Change of Control (in which case such Awards shall vest immediately prior to the Change of Control), notwithstanding any other provision of this Plan to the contrary, in the event that the employment of the Participant is involuntarily terminated by the Company, or the applicable Subsidiary or Joint Venture, (or the applicable successor to such entity) other than for Cause within a twelve (12) month period following the effective date of a Change of Control (a “Termination Event”):

(i) all Restricted Share Units shall be considered to be earned and vested and payable in full, and such Awards shall be settled in cash or shares, or in any combination thereof, as determined by the Management Board in its discretion, as promptly as practicable (but in no event later than 60 days following the Termination Event); and

(ii) subject to the terms of this Plan, the Management Board may also make additional adjustments and/or settlements of outstanding Awards as it deems appropriate and consistent with this Plan’s purposes and applicable law.

(b) In the event of a Change of Control, the Management Board may in its discretion and upon at least ten (10) days’ advance notice to the affected Participants, cancel any outstanding Awards and pay to the holders thereof, in cash or shares, or any combination thereof, the value of such Awards based upon the price per share received or to be received by other shareholders of Evotec in the event.

(c) Notwithstanding the foregoing, if any Award is subject to Section 409A, this Section 8 shall be applicable only to the extent specifically provided in the Award Agreement and in accordance with Section 409A.

(d) To the extent the effect of a Change of Control on any Award granted under this Plan is not otherwise addressed in this Section 8 or the applicable Award Agreement, the Management Board may, in its sole discretion, as to any such Award, take any one or more of the following actions: (i) provide for the acceleration of any time periods relating to the vesting or realization of any such Award so that such Award may be realized in full on or before a date fixed by the Management Board; (ii) provide for the purchase of any such Award; (iii) make such adjustment to any such Award then outstanding as the Management Board deems appropriate to reflect such Change of Control; (iv) cause any such Award then outstanding to be assumed, or new rights substituted therefor, by the successor company (or a subsidiary or affiliate of such successor company, as applicable) after such Change of Control; or (v) take any other action with respect to such Award as the Management Board may determine is appropriate, in its sole discretion.

5

EVOTEC US RSU PLAN TERMS 2023

For purposes of this Plan, the term “Change of Control” shall mean:

(I) the acquisition by any individual, entity or group, including any Person, of beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the then outstanding capital stock of Evotec that by its terms may be voted on all matters submitted to shareholders of Evotec generally (“Voting Stock”); provided, however, that the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from Evotec (excluding any acquisition resulting from the exercise of a conversion or exchange privilege in respect of outstanding convertible or exchangeable securities unless such outstanding convertible or exchangeable securities were acquired directly from Evotec); (ii) any acquisition by Evotec; (iii) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by Evotec; or (iv) any acquisition by any entity pursuant to a reorganization, merger or consolidation involving Evotec, if, immediately after such reorganization, merger or consolidation, each of the conditions described in clauses (i) and (ii) of subsection (II) below shall be satisfied; and provided further that, for purposes of clause (ii) above, if (A) any Person (other than Evotec or any employee benefit plan (or related trust) sponsored or maintained by Evotec) shall become the beneficial owner of more than 50% of the Voting Stock by reason of an acquisition of Voting Stock by Evotec, and (B) such Person shall, after such acquisition by Evotec, become the beneficial owner of any additional shares of the Voting Stock and such beneficial ownership is publicly announced, then such additional beneficial ownership shall constitute a Change of Control; or

(II) the consummation of a reorganization, merger or consolidation of Evotec, or the sale, lease, exchange or other transfer of all or at least 50% of the total gross fair market value of all of the assets of Evotec (with the total gross fair market value of the total assets of Evotec and the assets of Evotec being sold, leased, exchanged, or transferred each determined without regard to any liabilities associated with such assets), excluding, however, any such reorganization, merger, consolidation, sale, lease, exchange or other transfer with respect to which, immediately after consummation of such transaction: (i) all or substantially all of the beneficial owners of the Voting Stock of Evotec outstanding immediately prior to such transaction continue to beneficially own, directly or indirectly (either by remaining outstanding or by being converted into voting securities of the entity resulting from such transaction), more than 50% of the combined voting power of the voting securities of the entity resulting from such transaction (including, without limitation, Evotec or an entity which as a result of such transaction owns Evotec or all or at least 50% of the total gross fair market value of all of the assets of Evotec (as described in herein), directly or indirectly) (the “Resulting Entity”) outstanding immediately after such transaction, in substantially the same proportions relative to each other as their ownership immediately prior to such transaction; and (ii) no Person (other than any Person that beneficially owned, immediately prior to such reorganization, merger, consolidation, sale or other disposition, directly or indirectly, Voting Stock representing more than 50% of the combined voting power of Evotec’s then outstanding Voting Stock) beneficially owns, directly or indirectly, more than 50% of the combined voting power of the then outstanding capital stock of the Resulting Entity; or

(III) upon the approval of a plan of complete liquidation or dissolution of Evotec.

6

EVOTEC US RSU PLAN TERMS 2023

9. Adjustment Provisions.

(a) In the event of any change affecting the number, class, market price or terms of the Stock by reason of share dividend, share split, recapitalization, reorganization, merger, consolidation, spin-off, disaffiliation of a Subsidiary, combination of Stock, exchange of Stock, Stock rights offering, or other similar event, or any distribution to the holders of Stock other than a regular cash dividend, the Management Board shall equitably substitute or adjust the number or class of Stock which may be issued under this Plan in the aggregate or to any one Participant in any calendar year and the number, class, price or terms of shares of Stock subject to outstanding Awards.

(b) In the event of any merger, consolidation or reorganization of Evotec with or into another corporation which results in the outstanding Stock of Evotec being converted into or exchanged for different securities, cash or other property, or any combination thereof, there shall be substituted, on an equitable basis, for each share of Stock then subject to an Award, the number and kind of shares of stock, other securities, cash or other property to which holders of Stock will be entitled pursuant to the transaction.

10. Substitution and Assumption of Awards. The Management Board may authorize the issuance of Awards in connection with the assumption of, or substitution for, outstanding equity awards previously granted to individuals who become employees of the Company or any Subsidiary or Joint Venture as a result of any merger, consolidation, acquisition of property or stock, or reorganization, upon such terms and conditions as the Management Board may deem appropriate.

11. Non-transferability. Absent prior written consent of the Management Board, Awards, and any rights and privileges conferred thereby, shall not be sold, assigned, transferable, pledge or otherwise encumbered, whether voluntary or involuntarily, other than by will or the laws of descent and distribution. Upon any attempt to sell, assign, transfer, pledge, or otherwise encumber any Award or of any right or privilege conferred thereby, contrary to this provision, or upon the sale or levy or any attachment or similar process upon the Award or rights and privileges conferred thereby, such Award will terminate and become null and void. No right or benefit hereunder shall in any manner be liable for or subject to any debts, contracts, liabilities or torts of the person entitled to such benefits. In the event of the death of a Participant, payment with respect to any Award shall be made only to the executor or administrator of the estate of the deceased Participant or to the Person or Persons to whom the deceased Participant’s rights under the Award shall pass by will or the laws of descent and distribution.

12. Taxes, withholding & sale of shares. The Company, Subsidiary and/or Joint Venture shall be entitled to deduct and withhold from the wages, salary, bonus and other income paid by the Company, Subsidiary or Joint Venture any federal, state and cantonal, local and social or payroll tax, including social security contributions, attributable to any amounts payable or Stock deliverable under this Plan. The Company may defer making payment or delivery as to any Award, if any such tax is payable, until indemnified to its satisfaction, and the Company shall have no liability to any Participant for exercising the foregoing right. The Management Board may, in its sole discretion and subject to such rules as it may adopt, permit or require a Participant to pay all of or a portion of the federal, state and cantonal, local and social or payroll tax arising in connection with the grant, vesting, or settlement of any Award by having Evotec withhold shares of Stock.

7

EVOTEC US RSU PLAN TERMS 2023

13. Duration of this Plan. No Award shall be made under this Plan more than five (5) years after May 31, 2023; provided, however, that the terms and conditions applicable to any Award granted on or before such date may thereafter be amended or modified by mutual agreement between Evotec and the Participant, or such other Person as may then have an interest therein.

14. Amendment and Termination of Award. The Management Board may amend this Plan from time to time or terminate this Plan at any time. However, unless expressly provided in an Award Agreement or this Plan, no such action shall reduce the amount of any existing Award or change the terms and conditions thereof without the Participant’s consent; provided, however, that the Management Board may amend or terminate an Award to comply with changes in applicable law without a Participant’s consent.

15. Other Provisions.

(a) The Management Board may grant Awards to employees or other service providers of the Company, its Subsidiaries and Joint Ventures who reside or performs services outside the United States. Notwithstanding anything in this Plan to the contrary, the Management Board may, in its sole discretion: (a) amend or vary the terms of the Awards in order to conform such terms with the requirements of each jurisdiction where a Subsidiary or Joint Venture is located; (b) amend or vary the terms of this Plan in each jurisdiction where a Subsidiary or Joint Venture is located as it considers necessary or desirable to take into account or to mitigate or reduce the burden of taxation and social security contributions for Participants and/or the Subsidiary or Joint Venture; or (c) amend or vary the terms of this Plan in a jurisdiction where the Subsidiary or Joint Venture is located as it considers necessary or desirable to meet the goals and objectives of this Plan. The Management Board may where it deems appropriate in its sole discretion, establish one or more sub-plans for these purposes, and establish administrative rules and procedures to facilitate the operation of this Plan in such jurisdictions.

(b) Neither this Plan nor any Award shall confer upon a Participant any right with respect to continuing the Participant’s employment or service with the Company or any of its Subsidiaries or Joint Ventures; nor interfere in any way with the Participant’s right or the Company’s or a Subsidiary’s or Joint Venture’s right to terminate such relationship at any time, with or without cause, to the extent permitted by applicable laws and any enforceable agreement between the Participant and the Company or a Subsidiary or Joint Venture, as applicable.

(c) No fractional shares of Stock shall be issued or delivered pursuant to this Plan or any Award, and the Management Board, in its discretion, shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional shares of Stock, or whether such fractional shares or any rights thereto shall be canceled, terminated, or otherwise eliminated.

8

EVOTEC US RSU PLAN TERMS 2023

(d) In the event any provision of this Plan shall be held to be illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if such illegal or invalid provisions had never been contained in this Plan.

(e) Notwithstanding any provision to the contrary, Evotec shall have no liability to deliver any Award or make any other distribution of benefits under this Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933).

(f) Except as otherwise provided in any Award Agreement or as expressly set forth herein, a Participant shall have no rights as a shareholder (or American depository receipt holder) of Evotec until he or she becomes the holder of record of the shares of Stock.

(g) Payments and other benefits received by a Participant under an Award shall not be deemed a part of a Participant’s compensation for purposes of determining the Participant’s benefits under any other employee benefit plans or arrangements provided by the Company, a Subsidiary or a Joint Venture, unless the Management Board expressly provides otherwise in writing or unless expressly provided under such other plan or arrangement.

16. Governing Law. Subject to Section 15(a) hereof, this Plan and any actions taken in connection herewith shall be governed by and construed in accordance with applicable federal law of the United States of America and, to the extent not pre-empted thereby or inconsistent therewith, the laws of the State of Delaware, United States of America, without regard to any jurisdiction’s conflict of laws principles. BY ACCEPTING ANY AWARD UNDER THIS PLAN, THE PARTICIPANT EXPRESSLY AND IRREVOCABLY AGREES TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT LOCATED IN WILMINGTON, DELAWARE, UNITED STATES OF AMERICA IN RESPECT OF ANY MATTER RELATING THIS PLAN THAT IS NOT OTHERWISE ARBITRATED OR RESOLVED IN ACCORDANCE WITH SECTION 21 HEREOF, INCLUDING, WITHOUT LIMITATION, ANY ACTION OR PROCEEDING TO COMPEL ARBITRATION OR TO ENFORCE AN ARBITRATION AWARD.

17. Arbitration. Any and every dispute or difference arising under, or in relation to this Plan, including any dispute or difference as to the validity, meaning or effect hereof, shall be finally settled by arbitration in Wilmington, Delaware, United States of America under the rules of the Federal Arbitration Act. The arbitration award shall be final and binding and shall deal with the question of the costs of arbitration and all matters relating thereto. The arbitrator is not empowered to award damages in excess of reasonable actual damages. The dispute shall be resolved by a single arbitrator appointed by the American Arbitration Association.

18. Unfunded Plan. Unless otherwise determined by the Management Board, this Plan shall be unfunded and shall not create (or be construed to create) a trust or a separate fund or funds. This Plan shall not establish a fiduciary relationship between Evotec and any Participant or other Person. To the extent any Person holds any rights by virtue of an Award under this Plan, such right (unless otherwise determined by the Management Board) shall be not greater than the right of an unsecured general creditor of Evotec.

9

EVOTEC US RSU PLAN TERMS 2023

19. Section 409A. Awards generally are intended to be exempt from Section 409A; provided, however, notwithstanding any contrary provision of this Plan or any agreement or notice governing any Award, the following provisions shall apply if and to the extent any payment made pursuant to an Award is subject to (and not exempt from) Section 409A:

(a) Such payment shall comply with Section 409A and, accordingly, to the maximum extent permitted, this Plan shall be interpreted, and such payment shall be made under such other conditions determined by the Management Board that cause such payment, to be in compliance with Section 409A.

(b) A termination of employment shall not be deemed to have occurred for purposes of any provision of this Plan or an Award providing for the payment of any amounts upon or following a Participant’s termination date unless such termination is also a “separation from service” within the meaning of Section 409A, applying the default rules thereof.

(c) With respect to any payment that is otherwise payable upon a Participant’s separation from service, in the event the Participant is a “specified employee” (as defined in Section 409A), any such payment that would otherwise have been payable in the first six (6) months following the Participant’s separation from service date will not be paid to the Participant until the date that is six (6) months and one day following the Participant’s separation from service date (or, if earlier, the Participant’s date of death), with any such deferred payments being paid in a lump sum; provided that, thereafter, the remainder of any such payments shall be payable in accordance with the terms of this Plan or the Award Agreement, as the case may be.

(d) Whenever a payment under this Plan or an Award Agreement specifies a period within which such payment may be made, the actual date of payment within the specified period shall be within the sole discretion of the Management Board.

(e) In no event shall any payment under this Plan that constitutes “deferred compensation” for purposes of Section 409A be offset by any other payment pursuant to this Plan or otherwise.

(f) To the extent required under Section 409A, (i) any reference herein to the term “Plan” shall mean this Plan and any other plan, agreement, method, program, or other arrangement, with which this Plan is required to be aggregated under Section 409A, and (ii) any reference herein to the term “Company” shall mean the Company and all Persons with whom the Company would be considered a single employer under Section 414(b) or 414(c) of the Code.

In such case, if this Plan or the terms of an Award Agreement fail to meet the requirements of Section 409A with respect to such Award, then such Award shall remain in effect and be subject to taxation in accordance with Section 409A and the Management Board may accelerate distribution or settlement of an Award in accordance with Section 409A. Evotec shall have no liability for any tax imposed on a Participant under Section 409A, and if any tax is imposed on a Participant, the Participant shall have no recourse against Evotec for payment of any such tax. Notwithstanding the foregoing, if any modification of an Award causes the Award to be deferred compensation under Section 409A, the Management Board may rescind such modification in accordance with Section 409A.

10

EVOTEC US RSU PLAN TERMS 2023

Notwithstanding any provisions of this Plan, Evotec does not guarantee to any Participant or any other Person with an interest in an Award that any Award intended to be exempt from Section 409A shall be so exempt, nor that any Award intended to comply with Section 409A shall so comply.

20. Successors and Assigns. This Plan shall be binding on Evotec and all Participants and their respective heirs, executors, agents, trustees, administrators, successors and assigns.

21. Gender, Singular, Plural, Captions. Where the context of this Plan permits, words in the masculine gender shall include the feminine gender, the plural form of a word shall include the singular form, and the singular form of a word shall include the plural form. In addition, the captions of the Sections of this Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

22. Effective Date and Applicability. This Plan became effective as of May 31, 2023, as adopted by the Management Board by written resolution, and the provisions contained herein shall apply with respect to any and all Awards granted on or after such date.

23. Headings. The headings of sections herein are included solely for convenience and shall not affect the meaning of any of the provisions of this Plan.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

11